Exhibit 99.68

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Intermap Technologies Corporation (“Intermap” or the “Company”)
385 Inverness Pkwy, Suite 105
Englewood, CO 80112
USA

Item 2	Date of Material Change

February 20, 2025

Item 3	News Release

A news release disclosing the material change was disseminated on February 20, 2025 through the services of Globe Newswire.

Item 4	Summary of Material Change

On February 20, 2025, Intermap announced the closing of its private placement of a total of 5,304,225 Class A common shares of the Company (the “Common Shares”) for aggregate gross proceeds of $11,934,506.25, of which 2,957,000 Common Shares (the “LIFE Offering Shares”) were issued pursuant to the listed issuer financing exemption under Part 5A.2 of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”) and 2,347,225 Common Shares (the “Concurrent Private Placement Shares”) were issued pursuant to the “accredited investor exemption” under NI 45-106 and/or pursuant to the “distribution out” exemption under Alberta Securities Commission Rule 72-501 – Distribution to Purchasers Outside of Alberta.

Item 5.1	Full Description of Material Change

On February 20, 2025, Intermap announced the closing of its previously announced private placement of 5,304,225 Common Shares at a price of $2.25 per Common Share for aggregate gross proceeds of $11,934,506.25 (the “Offering”). The Concurrent Private Placement Shares are subject to a statutory restricted period of four months and one day expiring on June 21, 2025. The LIFE Offering Shares are not subject to a statutory hold period. Beacon Securities Limited acted as the underwriter and agent for the Offering (the “Underwriter”).

The Company intends to use the net proceeds of the Offering for working capital and execution of government contracts. With increased capital, Intermap plans to accelerate its programs and augment its services.

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In connection with the Offering, each of Patrick Blott, Jack Schneider, Jennifer Bakken, Philippe Frappier, John Hild, and Jordan Tongalson entered into a lock-up agreement pursuant to which they agreed with Intermap and the Underwriter not to directly or indirectly, offer, sell, contract to sell, lend, swap or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce an intention to do any of the foregoing, any of their respective securities of Intermap for a period of 90 days from the date of the closing of the Offering (February 20, 2025), without the prior written consent of the Underwriter (the “Lock-Up”). The Lock-Up is subject to certain exemptions, including: (a) the right of the shareholder to (i) transfer, sell or tender any or all of their respective securities pursuant to a take-over bid or any other transaction involving a change of control of the Company (provided that all securities not transferred, sold or tendered remain subject to the Lock-Up) and provided further that it shall be a condition of transfer that if such take-over bid or other transaction is not completed, any such securities shall remain subject to the Lock-Up, (ii) transfer any or all of their respective securities to any nominee or custodian where there is no change in beneficial ownership, (iii) transfer any or all of their respective securities for tax planning purposes, including in connection with charitable activities or with a trust whose sole beneficiaries are related parties of the shareholder who agrees to be bound by the terms of the Lock-Up, or (iv) transfer any or all of their respective securities pursuant to a pledge as security for indebtedness owing to a bona fide lender and/or any sale of the securities upon such lender realizing on such security, provided that any such transferee or pledgee shall first execute a lock-up agreement in substantially the same form as the Lock-Up which lock-up agreement shall remain in force for the remainder of the lock-up period; or (b) as a result of the death of the shareholder.

Item 5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Jennifer Bakken
Executive Vice President and CFO
CFO@intermap.com
+ 1 (303) 708-0955

Item 9	Date of Report

March 3, 2025.

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Cautionary Note Regarding Forward-Looking Information

Certain information provided in this material change report, including reference to the intended use of the net proceeds of the Offering, constitutes forward-looking statements. The words “will”, “intends”, “expected to”, “subject to” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward- looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, the nature of government contracts, including changing political circumstances in the relevant jurisdictions, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form for the year ended December 31, 2023 and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward- looking statements contained in this material change report are made as at the date of this material change report and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

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